# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ONE LIBERTY PROPERTIES INC, CIK 0000712770
CUSIP: 682406103
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 60 CUTTER MILL RD, SUITE 303, GREAT NECK, New York (NY), 11021-3190
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0000779335
Persons authorized to receive notices and communications: Isaac Kalish, 60 Cutter Mill Road,, Suite 303, Great Neck, New York (NY), 11021, 516-466-3100

## Reporting persons
- GOULD INVESTORS L P (CIK 0000779335): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,272,601; shared voting power 0; sole dispositive power 2,272,601; shared dispositive power 0; aggregate amount beneficially owned 2,272,601 (12.4% of the class)
  Comment: (1)The managing general partner of Gould Investors L.P. (the "Partnership") is Georgetown Partners LLC ("Georgetown"), a Delaware limited liability company. Matthew J. Gould and Jeffrey A. Gould indirectly control Georgetown. Messrs. M. Gould, J. Gould and the Partnership may be deemed to share voting power and dispositive power with respect to the shares owned by the Partnership.
  
  (2)The percent of class set forth in row 13 above is based on 21,819,448 shares of common stock outstanding as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026.
- GOULD JEFFREY (CIK 0001187903): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 397,178; shared voting power 2,301,519; sole dispositive power 397,178; shared dispositive power 2,301,519; aggregate amount beneficially owned 2,698,697 (12.4% of the class)
  Comment: (1)The amounts set forth in rows 7, 9 and 11 above include up to 6,500 shares potentially issuable pursuant to restricted stock units ("RSUs") scheduled to vest on June 30, 2026, subject to a determination by the Issuer's compensation committee that the metrics applicable to the vesting of such awards has been satisfied.
  
  (2)The amounts set forth in rows 8, 10 and 11 above include 15,152 shares owned by the Gould Shenfeld Family Foundation, 144 shares owned by Georgetown, 13,622 shares owned by 130 Store Company LLC, and 2,272,601 shares owned by the Partnership.
  
  (3)The percent of class set forth in row 13 above is based on 21,825,948 shares of common stock outstanding as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 (and including the up to 6,500 shares potentially issuable pursuant to the RSUs).
- GOULD MATTHEW J (CIK 0001187904): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 366,748; shared voting power 2,305,688; sole dispositive power 366,748; shared dispositive power 2,305,688; aggregate amount beneficially owned 2,672,436 (12.2% of the class)
  Comment: (1)The amounts set forth in rows 7, 9 and 11 above include up to 6,500 shares potentially issuable pursuant to restricted stock units ("RSUs") scheduled to vest on June 30, 2026, subject to a determination by the Issuer's compensation committee that the metrics applicable to the vesting of such awards has been satisfied.
  
  (2)The amounts set forth in rows 8, 10 and 11 above, includes 4,169 shares owned by a pension trust, 15,152 shares owned by the Gould Shenfeld Family Foundation, 13,622 shares owned by 130 Store Company LLC, 144 shares owned by Georgetown, and 2,272,601 shares owned by the Partnership.
  
  (3)The percent of class set forth in row 13 above is based on 21,825,948 shares of common stock outstanding as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 (and including the up to 6,500 shares potentially issuable pursuant to the RSUs).
- GOULD FREDRIC H (CIK 0001187901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 633,854; shared voting power 0; sole dispositive power 633,854; shared dispositive power 0; aggregate amount beneficially owned 633,854 (2.9% of the class); the aggregate amount excludes certain shares
  Comment: (1)The amounts set forth in rows 7, 9 and 11 above include up to 5,500 shares potentially issuable pursuant to restricted stock units ("RSUs") scheduled to vest on June 30, 2026, subject to a determination by the Issuer's compensation committee that the metrics applicable to the vesting of such awards has been satisfied.
  
  (2)The amounts set forth in rows 7 through 11 above excludes 58,589 shares owned by his spouse, as to which he disclaims beneficial ownership.
  
  (3)The percent of class set forth in row 13 above is based on 21,824,948 shares of common stock outstanding as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026 (and including the up to 5,500 shares potentially issuable pursuant to the RSUs).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: ONE LIBERTY PROPERTIES INC
Address of issuer's principal executive offices: 60 CUTTER MILL RD, SUITE 303, GREAT NECK, New York (NY), 11021-3190
Comment: The date indicated on the cover page of this schedule is not indicative of the date of the event requiring this filing.

## Item 2. Identity and Background
Name of person filing:
This Schedule is filed by Gould Investors L.P., a Delaware limited partnership (the "Partnership"), Matthew J. Gould, Jeffrey A. Gould and Fredric H. Gould (each, a "Reporting Person" and collectively, the "Reporting Persons"). Georgetown Partners LLC ("Georgetown"), a Delaware limited liability company, is the managing general partner of the Partnership. Matthew J. Gould and Jeffrey A. Gould, through one or more entities, control Georgetown.

Fredric H. Gould is filing this Schedule for the purpose of reporting that as of January 1, 2022, in connection with his ceasing to serve as a director and sole shareholder of Georgetown, he ceased to be the beneficial owner of more than 5% of the shares of the Issuer's common stock.
Residence or business address: The address for each Reporting Person is: 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021.
Present principal occupation or employment:
The Partnership owns and operates a diverse portfolio of real estate and other assets.

Matthew J. Gould serves, among other things, as Chairman of the Board of the Issuer, Senior Vice President and Director of BRT Apartments Corp. ("BRT") and, together with Jeffrey A. Gould, indirectly controls Georgetown.

Jeffrey A. Gould serves as President, Chief Executive Officer and Director of BRT, as a Senior Vice President and Director of the Issuer and, together with Matthew J. Gould, indirectly controls Georgetown.

Fredric H. Gould serves as Vice Chairman of the Issuer and as a director of BRT.

The address for each of BRT and Georgetown is 60 Cutter Mill Road, Suite 303, Great Neck, NY 11021.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons was convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Partnership is a Delaware limited partnership. Messrs. F. Gould, M. Gould and J. Gould are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Partnership acquired the shares of common stock of the Issuer (the "Shares") from time-to-time through the use of its working capital. Messrs. F. Gould, M. Gould and J. Gould acquired their Shares from time-to-time through the Issuer's equity incentive plans, personal funds and gifts (including transfers for which no consideration was paid).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the Shares for investment purposes. Each of them may, subject to market conditions and their respective assessments of prospects of the Issuer, acquire additional Shares from time to time, through open market (including pursuant to the Issuer's dividend reinvestment plan (the "DRIP")) and/or privately negotiated transactions, as they each may determine in their discretion. Each of Messrs. F. Gould, M. Gould and J. Gould may acquire additional shares of common stock through equity awards pursuant to the Company's incentive plans, in each case subject to the applicable transfer and ownership restrictions in such plans and the Issuer's governing documents. Each of the Reporting Persons may also determine at any time to dispose of Shares.

Other than as discussed in the immediately preceding paragraph, none of the Reporting Persons currently have any plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the applicable Reporting Person to this Statement, including the footnotes thereto, are incorporated herein by reference. Includes for Messrs. F. Gould, M. Gould and J. Gould up to 5,500, 6,500 and 6,500 shares, respectively, potentially issuable pursuant to restricted stock units (the "RSU Shares") scheduled to vest as of June 30, 2026, subject to the determination by the Issuer's compensation committee that the applicable metrics related to the vesting of such awards have been satisfied.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 5(a). Other than the RSU Shares and Shares potentially issuable pursuant to the DRIP (pursuant to the dividend declared in June 2026 which shares, if any, will be issued in July 2026 (the number of shares potentially issuable pursuant to the DRIP and the price therefore is currently not known)), no Reporting Person has effected any transaction in the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Fredric H. Gould ceased to be the beneficial owner of more than 5% of the Issuer's common stock on January 1, 2022.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Jeffrey A. Gould and Matthew J. Gould are brothers and indirectly control Georgetown, which is the managing general partner of the Partnership.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- GOULD INVESTORS L P: /s/ Matthew J. Gould, Manager, Georgetown Partners LLC, its Managing General Partner (07/01/2026)
- GOULD JEFFREY: /s/ Jeffrey A. Gould, Jeffrey A. Gould (07/01/2026)
- GOULD MATTHEW J: /s/ Matthew J. Gould, Matthew J. Gould (07/01/2026)
- GOULD FREDRIC H: /s/ Fredric H. Gould, Fredric H. Gould (07/01/2026)